Exhibit 17.1

September 18, 2014

To the Members of the Board of

Sports Field Holdings, Inc.

Dear Gentlemen of the Board:

This letter shall serve as notice that effective September 19, 2014, I hereby resign from my position as Chief Executive Officer and Chairman of the Board of Directors of Sports Field Holdings, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Joseph DiGeronimo

Joseph DiGeronimo